Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: August 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                  Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                             No   X
                      -----                           ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------


1. Shareholder Letter reporting 2Q 2003 Financial Results.

                                    EXHIBIT 1
                                    ---------


Prepared in accordance with International Financial Reporting Standards, IFRSs (unaudited)

Report on the First Half of 2003

The report on H1/2003 was prepared in accordance with the International Financial Reporting Standards (IFRSs) (unaudited). The same accounting policies were used in this report as in the annual financial statements for 2002.


- Noticeable quarter-on-quarter and year-on-year rise in profit from operations

-    Full capacity utilization for Graphite Electrodes

-    No economic recovery in Graphite Specialties and Corrosion Protection


Consolidated sales revenue fell to (euro)518.8 million in H1, a 4% year-on-year decline; after adjustment for exchange rate effects, sales revenue was up 6%. This is mainly due to continuing strong growth in graphite electrode sales volumes.

The profit from operations rose to (euro)18,0 million (H1/2002: (euro)8.1 million) in the period under review. This includes a net positive earnings contribution from non-operating activities of (euro)4 million, which primarily relates to the disposal of the Group's electrical contacts business and a closed plant in the USA. However, additional expenses were incurred in relation to workforce reduction measures in Grenoble/France. Furthermore, our Polish company Angraph was included in the consolidated financial statements for the first time as of June 30, 2003. In Q2, SGL Carbon increased its consolidated profit from operations in comparison to Q1 by (euro)7.8 million to (euro)12.9 million.

Net financing costs in H1/2003 were (euro)-26.2 million (H1/2002: (euro)-14.8 million). This includes non-cash expenses of (euro)10.2 million. The year-on-year difference in non-cash items (H1/2002: (euro)-1.5 million) is due to positive one-time effects in 2002.

The net loss after taxes improved from (euro)-11.5 million in H1/2002 to
(euro)-6.7 million in H1/2003. The figures for Q2/2003 were already slightly positive ((euro)0.9 million). The loss per share in the first half was
(euro)-0.30 (H1/2002: (euro)-0.50).

After adjustment for sales of receivables, SGL Carbon reduced its net financial liabilities by (euro)22 million in H1/2003 to (euro)446 million (December 31, 2002: (euro)468 million). We pressed ahead with our restructuring program for Carbon and Graphite and Graphite Specialties, which was announced in 2001. Savings of (euro)7 million were already generated in H1, and we are targeting at savings of (euro)19 million on 2001 for the year as a whole. In addition, the Group-wide SGL EXCELLENCE initiative resulted in further cost savings and improvements in efficiency in the first six months of 2003. We are expecting additional savings of around (euro)10 million by the end of the year.

Despite the muted economic situation, continuing slow demand and ongoing uncertainty regarding exchange rate developments between the US dollar, the euro, and the yen, we are expecting an improvement in results for H2.




Financial Highlights ((euro) million)
                                                                 First Half                            First Half
(unaudited)                                                          2003                                  2002

Sales revenue                                                         518.8                                 538.1
EBITDA                                                                 53.1                                  47.6
Profit from operations                                                 18.0                                   8.1
Return on sales1                                                        3.5 %                                 1.5 %
Net loss before minority interests                                    - 6.7                                - 11.5
Earnings per share ((euro))2                                         - 0.30                                - 0.50

Operational cash flow3                                                  8.0                                 129.8

                                                                    Dec. 31,                               June 30,
(unaudited)                                                            2003                                  2002

Total assets                                                          1,318                                 1,286
Equity                                                                  171                                   196
Net financial liabilities                                               446                                   427
Net financial liabilities                                               446                                   468
(after adjustment for sales of
receivables)
Debt ratio (gearing)4                                                   2.6                                   2.2
Equity ratio5                                                          13.0 %                                15.2 %

1 Ratio of profit from operations to sales revenue

2 Basic = diluted

3 Without currency exchange rate effects

4 Ratio of net financial liabilities to equity

5 Ratio of equity to total assets





Segment reporting


Carbon and Graphite [CG]
                                                                 First Half                            First Half
((euro)million)                                                      2003                                  2002

Sales revenue                                                         277.6                                 266.8
EBITDA                                                                 50,0                                  42.2
Profit from operations                                                 33.5                                  24.0
Return on sales                                                        12.1 %                                 9.0 %

- Sales revenue rose by 4% year-on-year to (euro)277.6 million. The continuing positive development in graphite electrode sales volumes was largely offset by exchange rate effects. After adjustment for exchange rate effects, sales revenue rose by 16% in the period under review.

-    Graphite electrode sales volumes rose by 25% to 96,700 tons (H1/2002:
     77,100 tons). At 51,500 tons, sales volumes in Q2 were up 14% on Q1/2003 (45,200 tons), primarily as a result of increases in North America.

- Due to the development of the US dollar, the average revenue for graphite electrodes per ton declined 12% year-on-year in H1/2003, though it remained unchanged after adjustment for exchange rate effects. Compared to Q4/2002, average revenue per ton rose by 4% in order currencies but declined 4% in Euro.

- As a result of our cost savings and rising volumes, the profit from operations rose almost 40% to (euro)33.5 million in the period under review. At (euro)21.3 million, the Q2 profit from operations almost doubled as against the previous quarter.

- After adjustment for exchange rate effects, we are expecting a further slow rise in prices for graphite electrodes in H2/2003. With volumes remaining at a high level, we are forecasting that sales volumes for the whole of 2003 will be up at least 10% on the previous year (2002: 173,000 tons). The uncertain development of the US dollar/euro exchange rate poses a particular risk for sales revenue and earnings.


Graphite Specialties [GS]

                                                                 First Half                            First Half
((euro)million)                                                      2003                                  2002

Sales revenue                                                          89.0                                 101.4
EBITDA                                                                 13.4                                  12.0
Profit from operations                                                  7.1                                   2.9
Return on sales                                                         8.0 %                                 2.9 %

- Adjusted for the divestment of the electrical contacts business, sales revenue was down 6% year-on-year. This was due to exchange rate effects, declining prices, and a change in the product mix.

- The profit from operations was up (euro)4.2 million on H1/2002 to (euro)7.1 million. The prime factors in this were the one-time contributions mentioned above and the first-time consolidation of our Polish company Angraph. The lower sales revenue was offset by cost savings.

- As announced, we have lodged an appeal with the European Court against the fine in Specialty Graphite imposed by the EU Commission end of 2002, in particular on the grounds of unlawful double and multiple jeopardy and for various other procedural defects. Furthermore, in this Business Area there is still a statement of objections for minor business activities.

- We are assuming that overall economic conditions will not improve in H2/2003, and do not expect to see a recovery before 2004. We will consistently continue with our current restructuring program, and extend it to include further cost-cutting measures.


Corrosion Protection [CP]
                                                                 First Half                            First Half
((euro)million)                                                      2003                                  2002

Sales revenue                                                          83.8                                  92.1
EBITDA                                                                - 2.2                                   3.7
Profit from operations                                                - 6.4                                   0.0
Return on sales                                                       - 7.6 %                                 0.0 %

- As a result of the restraint with respect to investment and maintenance expenditure still being exhibited by our customers in the chemicals, energy and environmental industries, sales revenue declined 9% year-on-year in H1/2003.

- The loss from operations was (euro)-6.4 million (H1/2002: (euro)0.0 million). Ongoing rationalization measures were unable to fully offset the cyclical decline in capacity utilization.

- At present, the Company does not expect to see an economic recovery in H2. Given the seasonal nature of the CP business and the continuing implementation of the cost-cutting programs, we expect an improvement in results for H2/2003.


Established Businesses [CG, GS, CP]
                                                                 First Half                            First Half
((euro)million)                                                     2003                                  2002

Sales revenue                                                         450.4                                 460.3
EBITDA                                                                 61.2                                  57.9
Profit from operations                                                 34.2                                  26.9
Return on sales                                                         7.6 %                                 5.8 %



SGL Technologies [T]
                                                                 First Half                            First Half
((euro)million)                                                      2003                                  2002

Sales revenue                                                          66.8                                  76.6
EBITDA                                                                  2.5                                   1.6
Losses from operations                                                - 5.4                                 - 6.9
Return on sales                                                       - 8.1 %                               - 9.0 %

- The 13% decline in sales revenue to (euro)66.8 million is primarily due to the currency translation effects impacting business by the Company's US subsidiaries and its fiber business in the UK.

- The loss from operations we were able to reduce by (euro)1.5 million year-on-year to (euro)-5.4 million. Start-up and certification costs led to temporary one-time charges in Q2/2003.

- Despite the uncertainty surrounding economic and exchange rate developments, we are expecting a significant improvement in the loss from operations in the second half of the year compared with H1/2003.



Corporate Costs

                                                                 First Half                            First Half
((euro)million)                                                      2003                                  2002

Sales revenue                                                           1.6                                   1.2
Corporate costs                                                      - 10.8                                - 11.9


Employees

- The number of employees dropped by 201 to 7,159 (December 31, 2002: 7,360) in H1/2003, as a result of portfolio streamlining and cost-cutting measures.



Consolidated Income Statement ((euro) million)

                                                                 First Half                            First Half

(unaudited)                                                         2003                                  2002

Sales revenue                                                         518.8                                 538.1
Gross profit                                                          120.7                                 111.3
Selling, administrative, research and                               - 102.7                               - 103.2
other costs
Profit from operations                                                 18.0                                   8.1
Interest expense on loans                                            - 14.2                                - 13.2
Interest expense on pensions                                          - 5.2                                 - 5.4
Imputed interest on antitrust                                         - 3.4                                   3.2
liabilites (non-cash)
Other                                                                 - 3.4                                   0.6
Net financing costs                                                  - 26.2                                - 14.8
Loss before taxes                                                     - 8.2                                 - 6.7
Income taxes                                                            1.5                                 - 4.8
Net loss before minority interests                                    - 6.7                                - 11.5
Earnings per share                                                   - 0.30                                - 0.50
((euro); basic = diluted)



- Interest expense on loans for the first six months was slightly up compared with prior year at (euro)14.2 million; the average interest rate for the period was 4.8% (H1/2002: 4.5%). The rise in the interest rate was a result of refinancing.

- The non-cash imputed interest on antitrust liabilities increased net financing costs by (euro)3.4 million. In H1/2002, the rescheduling of the payment plan led to a one-time improvement in net financing costs.

- Costs incurred as part of refinancing are amortized over the life time of the syndicated loan. In H1/2003, this resulted in an expense of (euro)2.8 million.

- As of June 30, 2003, the exchange rate effects from the translation of our US antitrust liabilities were offset by the corresponding currency hedges.

- The tax income in H1 is the result of the recognition of deferred tax assets in Germany in particular. Deferred tax assets on loss carryforwards by subsidiaries in the USA and the UK were not recognized, as in the past.

- Earnings per share are calculated on the basis of an average of 22.1 million shares outstanding (2002: 21.8 million).



Consolidated Balance Sheet ((euro) million)
                                                                   June 30,                              Dec. 31,
(unaudited)                                                          2003                                  2002

Assets
Intangible assets                                                       104                                   104
Property, plant and equipment                                           438                                   477
Long-term investments                                                    29                                    33
Noncurrent assets                                                       571                                   614
Inventories                                                             286                                   288
Trade receivables                                                       228                                   208
Other current assets including cash                                     126                                    83
and cash equivalents
Current assets                                                          640                                   579
Deferred tax assets                                                     107                                    93
Total assets                                                          1,318                                 1,286

                                                                   June 30,                              Dec. 31,
(unaudited)                                                          2003                                  2002

Equity and Liabilities
Equity                                                                  171                                   196
Minority interests                                                        1                                     1
Provisions for pensions and other                                       191                                   191
employee benefits
Other provisions                                                        149                                   149
Provisions                                                              340                                   340
Financial liabilities                                                   509                                   448
Trade payables                                                          101                                   111
Other liabilities                                                       152                                   151
Liabilities                                                             762                                   710
Deferred tax liabilities                                                 44                                    39
Total equity and liabilities                                          1,318                                 1,286

- Total assets rose by (euro)32 million compared to December 31, 2002. The increase was largely due to a (euro)42 million rise in cash and cash equivalents to (euro)63 million on the balance sheet date, as loan repayments can only be made at certain times.

- The decline in noncurrent assets of (euro)43 million was primarily due to currency translation differences and to depreciation and amortization levels in excess of capital expenditures.

- After adjustment for sales of receivables, net financial liabilities were reduced by (euro)22 million to (euro)446 million in H1/2003 (December 31, 2002: (euro)468 million). Net financial liabilities are composed of financial liabilities (June 30, 2003: (euro)509 million) less cash and cash equivalents of (euro)63 million.

- The (euro)20 million rise in trade receivables in comparison to December 31, 2002 is primarily due to the complete discontinuation of sales of receivables (Dec. 31, 2002: (euro)41 million). After adjustment for sale of receivables and currency effects, receivables were down by (euro)17 million.

- The equity ratio fell to 13% (December 31, 2002: 15%) as a result of the rise in total assets and negative exchange rate effects.


Consolidated Statement of Changes in Equity ((euro)million)

                                                                 First Half                            First Half
(unaudited)                                                         2003                                  2002

Balance at January 1                                                    196                                   255
Capital increase                                                          1                                     1
Net result, net of minority interests                                   - 7                                  - 11
Currency exchange differences
and other                                                              - 19                                  - 30
Balance at June 30                                                      171                                   215




Consolidated Cash Flow Statement ((euro) million)

                                                                 First Half                            First Half
(unaudited)                                                         2003                                  2002

Profit from operations                                                 18.0                                   8.1
Depreciation and amortization                                          35.1                                  39.5
EBITDA                                                                 53.1                                  47.6
Increase/decrease in working capital                                 - 45.1                                  82.2
Operational cash flow                                                   8.0                                 129.8
Other operating cash uses                                            - 26.3                                - 43.3
Cash used in/provided by operating                                   - 18.3                                  86.5
activities
Capital expenditures                                                 - 19.5                                - 19.9
Other investing activities                                              9.8                                   3.5
Cash used in investing activities                                     - 9.7                                - 16.4
Cash provided by/used in financing                                     70.2                                - 44.2
activities
Effect of foreign exchange rate                                       - 0.7                                   0.2
changes and cash from changes in group
Net increase in cash and cash                                          41.5                                  26.1
equivalents
Cash and cash equivalents at                                           21.5                                  12.1
beginning of the year
Cash and cash equivalents at end of                                    63.0                                  38.2
first half

- During the period under review, working capital (inventories plus trade receivables minus trade payables) increased by (euro)45.1 million after adjustment for exchange rate effects, primarily as a result of the complete discontinuation of sale of receivables ((euro)41.2 million).

- At (euro)9.7 million, net cash used in investing activities in the period under review was (euro)25.4 million below depreciation and amortization. In addition to investments in property, plant and equipment of (euro)19.5 million, cash inflows from the disposal of noncurrent assets totalling to
     (euro)9.8 million had a positive effect.

SGL CARBON AG
Head Office
Investor Relations

Rheingaustrasse 182
D-65203 Wiesbaden
Phone    +49 (611) 60 29-0
Fax      +49 (611) 60 29-101
e-mail   cpc@sglcarbon.de
www.sglcarbon.com



Important note:
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others, changes in economic, political, technical, business and competitive conditions, unforeseeable alterations in electric steel production, changes of interest and exchange rates, price developments, unanticipated developments relating to recently acquired businesses and Group companies, potential liability in connection with existing or future regulations, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related thereto and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL CARBON does not intend to update these forward-looking statements, and does not assume any obligation to do so.



Sales Revenue & Profit from Operations by Quarter ((euro)million)
                                                                         2002                                2003

Sales revenue               Q1          Q2         Q3          Q4        Year          Q1          Q2          H1

Carbon and               127.2       139.6      135.5       148.4       550.7       134.5       143.1       277.6
Graphite

Graphite                  51.4        50.0       49.5        45.0       195.9        44.9        44.1        89.0
Specialties

Corrosion                 45.0        47.1       59.3        61.0       212.4        35.6        48.2        83.8
Protection

Established              223.6       236.7      244.3       254.4       959.0       215.0       235.4       450.4
Businesses

SGL Technologies          36.4        40.2       38.8        35.0       150.4        34.9        31.9        66.8

Other                      1.0         0.2        0.7         1.0         2.9         0.8         0.8         1.6

                         261.0       277.1      283.8       290.4     1,112.3       250.7       268.1       518.8

                                                                         2002                                2003

Profit (loss)               Q1          Q2         Q3          Q4        Year          Q1          Q2          H1
from operations1

Carbon and                11.7        12.3       18.1         9.8        51.9        12.2        21.3        33.5
Graphite

Graphite                   1.8         1.1        0.7       - 1.7         1.9         4.5         2.6         7.1
Specialties1

Corrosion                 -1.9         1.9          -         4.8         4.8       - 5.0       - 1.4       - 6.4
Protection1

Established               11.6        15.3       18.8        12.9        58.6        11.7        22.5        34.2
Businesses1

SGL Technologies         - 4.6       - 2.3      - 2.8       - 2.0      - 11.7       - 1.9       - 3.5       - 5.4

Corporate Costs          - 6.0       - 5.9      - 4.9       - 1.5      - 18.3       - 4.7       - 6.1      - 10.8

                           1.0         7.1       11.1         9.4        28.6         5.1        12.9        18.0


1 2002: before costs relating to antitrust proceedings and restructuring





Consolidated Income Statements by Quarter ((euro)million)
                                                                          2002                               2003

                              Q1         Q2          Q3         Q4        Year          Q1         Q2          H1

Sales revenue              261.0      277.1       283.8      290.4     1,112.3       250.7      268.1       518.8
Cost of sales            - 210.4    - 216.4     - 221.2    - 238.5     - 886.5     - 193.7    - 204.4     - 398.1
Gross profit                50.6       60.7        62.6       51.9       225.8        57.0       63.7       120.7
Selling,
administrative,
research
and other costs           - 49.6     - 53.6      - 51.5     - 42.5     - 197.2      - 51.9     - 50.8     - 102.7
Profit from                  1.0        7.1        11.1        9.4        28.6         5.1       12.9        18.0
operations2
Costs relating to              -          -           -     - 22.0      - 22.0           -          -           -
antitrust proceedings
Restructuring charge           -          -           -      - 8.3       - 8.3           -          -           -
Profit (loss) from           1.0        7.1        11.1     - 20.9       - 1.7         5.1       12.9        18.0
operations
Net financing costs        - 6.3      - 8.5       - 7.4      - 3.3      - 25.5      - 13.6     - 12.6      - 26.2
Profit (loss) before       - 5.3      - 1.4         3.7     - 24.2       -27.2       - 8.5        0.3       - 8.2
taxes
Income tax                 - 4.0      - 0.8         1.6        6.8         3.6         0.9        0.6         1.5
expense/benefit
Net profit (loss)          - 9.3      - 2.2         5.3     - 17.4      - 23.6       - 7.6        0.9       - 6.7
before minority
interests

2 2002: before costs relating to antitrust proceedings and restructuring

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           SGL CARBON Aktiengesellschaft



Date: August 12, 2003      By:      /s/ Robert J. Kohler
                                    ------------------------------
                                    Name:    Robert J. Koehler
                                    Title:   Chairman of the Board of Management


                           By:      /s/ Dr. Bruno Toniolo
                                    -----------------------------
                           Name:    Dr. Bruno Toniolo
                           Title:   Member of the Board of Management